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APR 25 2002

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OICF/BY: dle

DATE : 4/17/02

DUPONT

The miracles of science



building on strength

2001 Annual Report
DuPont Canada Inc.

With a history of success that dates back to the 1800s, DuPont Canada has become an innovative, science-based company with well-defined strengths and a solid, blue-chip reputation. Today, in our drive to deliver rapid, sustainable growth in stakeholder value, we continue to build on the strength of our core values, people, technology, market positions, portfolio balance and close ties with the global DuPont company. Throughout this annual report, we share how and why DuPont Canada keeps growing stronger.

Financial Highlights 2001

Years ended December 31 (Dollars in millions except per share data)		2001		2000	% Change
Operating Results					
Net sales	$	2 191	$	2 289	(4)
Net earnings		222		269	(18)
Cash flow from operations		279		257	8
Financial Position					
Working capital – conventional	$	1 048	$	963	9
– excluding cash resources		258		252	2
Shareholders' equity		1 688		1 567	8
Total assets		2 231		2 106	6
Data Per Common Share					
Net earnings – basic	$	0.80	$	0.97	(18)
– diluted		0.79		0.96	(18)
Dividends declared – regular		0.37		0.28	32
Cash flow from operations		1.00		0.92	9
Value at year-end – Company books		6.06		5.64	7
– Market (TSE)		26.35		16.97	55

Key Ratios	2001	2000	1999
Net earnings as a per cent of net sales	10.1%	11.8%	11.4%
Return on average common shareholders' equity	13.5%	18.3%	19.3%
Current ratio	3.8	3.5	3.1
Trade receivables – days sales outstanding	59	57	55
Inventories – days sales coverage	72	61	68
Debt to total capital ratio	0%	1%	1%

Net Sales
(millions $)


2400
1600
800
0
1827
1909
2 025
2 211
2 289
2191
96
97
98
99
00
01

Net Earnings
(millions $)
excluding discontinued operations


300
200
100
0
200
196
220
253
269
222
96
97
98
99
00
01



Dave W. Colcleugh
Chairman,
President and Chief Executive Officer
DuPont Canada Inc.

To Our Shareholders

At DuPont Canada, we continue to build on the strength of our company to achieve success. Our goal is to use science to develop and offer innovative products and services for a variety of markets to improve the quality of life for more people. We have an ambitious and energizing vision for the future that focuses our efforts. Our corporate values guide us constantly and help us to measure our progress. We are resolute in the pursuit of our direction and the implementation of our strategies to achieve rapid, sustainable growth in value for all stakeholders. And, above all, we have talented and dedicated people who make it happen.

Protection of the environment is one of our highest values and most important measures of our success. In 2001, we matched the previous lowest number of environmental incidents in our history that we achieved for the first time in 2000. We also introduced our 2010 Sustainable Growth plan, which includes aggressive goals to cut waste in our processes and to develop clean technologies. The plan also calls for us to drive the evolution of our business portfolio to increase its value while decreasing the use of non-renewable raw materials. As well, through our relationships with our communities, we will uncover new potential benefits for the company and all of our stakeholders.

Following the September terrorist attacks in the United States, we took steps to further protect the security of our people and facilities. We also demonstrated our ability to work closely with our suppliers and customers to ensure continuity of our collective business operations.

While we experienced the effects of the severe economic downturn, we used our unique strengths to minimize any adverse effects and maximize our financial results by addressing challenges and acting on opportunities. We finished the year with sales revenue of $2 191 million, which was down $98 million or 4 per cent from 2000. Earnings of $221.6 million declined $47.9 million or 18 per cent. Basic earnings per share were down $0.17 to $0.80.

There were many positive outcomes that we will build on going forward. From a financial perspective, the company generated $279 million in cash from operations (an increase of 8 per cent over 2000), and we remain debt-free. Our balance sheet is extremely healthy.

We continued to strengthen our business infrastructure through a disciplined approach we call "Managing by Process." This strategy focuses on leveraging business processes and functional

profile

DuPont Canada Inc. is a diversified industrial company serving customers in Canada, the United States and 40 other countries. We operate in a wide range of markets, where we offer our customers DuPont and complementary third-party products and services. Some of these products include synthetic fibres, polymer resins, liquid packaging systems, automotive finishes, crop protection products and industrial chemicals.

Our business is reported in five segments: Nylon Enterprise (35 per cent of total sales), Performance Coatings and Polymers (23 per cent of sales), Specialty Fibres (10 per cent of sales), Specialty Materials (14 per cent of sales), and Specialty Polymers and Films (18 per cent of sales).

DuPont Canada has manufacturing plants and sales offices in Ontario (Ajax, Kingston, Maitland, Mississauga, Sarnia and Whitby), Quebec (Thetford Mines), British Columbia (Vancouver) and Paris, France. We employ more than 3,300 highly talented people.

Technology research and development activities are conducted at our Research and Business Development Centre at Kingston, Ontario, and at most plant sites.

About 76 per cent of the common shares of DuPont Canada are owned by E.I. du Pont de Nemours and Company. The remaining shares are held principally by Canadian investors, including approximately 2,000 employee shareholders.

DuPont Canada Sales Profile by Industry 2001

28% Primary Textiles
23% Transportation
17% Plastic Products
5% Agricultural
5% Construction
4% Food Industries

18% Other
- 7% Packaging & Films
- 3% Rubber Products (elastomers)
- 2% Paper & Allied Products
- 2% Machinery Industries
- 1% Electric & Electronics
- 1% Printing & Publishing
- 1% Healthcare
- 1% Miscellaneous


18% Other
28% Primary Textiles
5% Agricultural
4% Food Industries
23% Transportation
5% Construction
17% Plastic Products

Business Segment	Nylon Enterprise	Performance Coatings and Polymers	Specialty Fibres	Specialty Materials	Specialty Polymers and Films
Segment Sales	 8% Nylon Apparel 29% Nylon Industrial Specialties 45% Flooring Systems 18% Nylon Intermediates	 26% OEM Coatings 18% Refinish Coatings 8% Elastomers & Other Polymers 48% Engineering Polymers	 47% LYCRA® 12% Nonwovens 7% DACRON® 34% Advanced Fibre Systems	 24% Fluoroproducts 30% White Pigment 2% Brookdale 11% Chemicals 33% Agricultural Products	 38% Modified Polymers 10% Packaging & Industrial Polymers 3% Zodiaq™ 7% BUTACITE® 6% Technologies 36% Enhance Packaging Technologies
Competitive *Strengths*	• Global market position • Low-cost producer • Strong brand image • Technology leadership • *Capability for unique applications* • World's leading producer of air bag yarn • Leading North American producer *of premium carpet fibre* • Leading supplier to Canadian carpet mills	• Premier brand awareness • Leading global market position • Innovative technological offerings • Customer/market relationships *in global* Original Equipment Manufacturers (OEMs) • Leading North American manufacturer *of high temperature nylon* • Leading supplier in Canada of OEMs and aftermarket automotive finishes	• Strong brand recognition • Superior proprietary technology • Leading supplier of Lycra® elastane fibre for diaper applications • Leading supplier of fibre for fire resistance and life protection apparel • Leading supplier of house *weatherization* wrap for energy efficiency and water protection	• Technology leadership • World-leading expertise in safety risk management • Global participation in agriculture, food, and feed industries • High brand recognition • Global market presence • Safety resources	• Strong technology base • World-scale, cost-effective fully integrated facilities • Market/application development capabilities • Canada's leading supplier of milk packaging systems • Supplier to several US milk programs
Major Brands / Products and Major Markets	**Nylon Industrial yarn:** For air bags, *sewing thread, aircraft escape slides,* tires, and webbing **STAINMASTER®, ANTRON® nylon fibre:** Residential, commercial, and automotive carpets and rugs **DYTEK™:** Amine for adhesive and ink resins, epoxy curing agents, polyurethanes, and pharmaceuticals **CORDURA®:** Nylon for outerwear, footwear, luggage and sports bags	**ZYTEL®, ZYTEL® HTN, MINLON®:** Nylon-based products for automotive components, electrical/electronic, sporting goods, consumer and industrial durables Coatings for automotive OEMs and outside suppliers of refinishing systems including **CHROMAPREMIER®, CHROMALUSION®, IMRON®**, Standox® and Spies-Hecker® high-end automotive refinish brands **HYTREL®, DELRIN®:** Polyester elastomer and acetal resin for automotive components **RYNITE® PET, CRASTIN® PBT** *and* **ZENITE ®LCP** for electrical/electronic automotive components **NEOPRENE, ENGAGE®, NORDEL®IP, VITON®, TYRIN®, HYPALON®:** DuPont *Dow elastomers for* thermoplastic/thermoset applications in automotive, industrial, plastic processing and *consumer markets*	**LYCRA®:** Elastane fibre for diapers, intimate apparel, swimwear, sportswear, hosiery and socks **NOMEX®:** Aramid fibre for industrial fire-resistant workwear, protective apparel systems for firefighters **KEVLAR®:** *Aramid fibre for protective* gloves, life protection systems, sporting goods **COOLMAX®:** Performance fabrics for athletic and casual apparel, socks, hosiery **TYVEK®:** Spunbonded olefin for building construction, specialty protective garments, printing stock, car covers, medical packaging	**SUVA®:** Fluorochemicals for refrigeration, air conditioning, specialty applications **Evac-U8™:** Emergency escape smoke *hood* **REFINE EXTRA®, MUSTER GOLD®, HARMONY TOTAL®, ULTIMAX®:** Herbicides for agricultural crop protection **KRYTOX®:** Performance lubricants **TI-PURE®:** Titanium dioxide for paints, *vinyl siding and plastics* **TEFLON®:** Coatings for consumer and commercial cookware and fabric protection **RIBOPRINTER®:** Microbial characterization system for genetic fingerprinting of bacteria **BAX®:** Pathogen detection systems for testing food for bacteria	**VAMAC™:** Ethylene acrylic elastomeric polymer for belts and hoses in automotive and industrial applications **BYNEL®** adhesive resins **FUSABOND®** specialty reactive polymers and adhesives **ENHANCE™:** Flexible Aseptic Packaging Systems – pouches for pasteurized and aseptic milk, beverages, and food **Sclairfilm®:** Polyethylene film for food and medical packaging applications **DARTEK®:** Nylon film for food packaging and industrial applications **MYLAR®** and **KALADEX™** films for food packaging, graphic arts, electrical and photographic applications **VEXAR™:** Extruded netting for packaging of produce, tree wrapping and fencing **ZODIAQ™:** Quartz surfaces for countertop applications
***Total Segment Sales* (millions $)**	 900 600 300 0 612 643 715 784 807 769 96 97 98 99 00 01	 600 400 200 0 400 469 471 545 551 501 96 97 98 99 00 01	 225 150 75 0 181 193 205 208 222 216 96 97 98 99 00 01	 450 300 150 0 409 317 345 361 356 324 96 97 98 99 00 01	 450 300 150 0 254 290 305 330 369 395 96 97 98 99 00 01

competencies across all of our business units. For example, we now have a central group that handles materials and energy purchasing for all DuPont Canada. Our goal with this strategy is to reduce costs and enhance productivity.

We completed our five-year strategic plan for capital spending, which has seen approximately $510 million invested in our company to renew capacity, upgrade existing facilities, and put new ones in place.

We also continued to strengthen our unique role as a supplier and distributor in the global DuPont family of companies. On the supplier side, our world-class manufacturing facilities are fully integrated into the global DuPont supply network where DuPont Canada manufactures high quality, high margin specialty products at low cost. For example, in 2001, despite the dramatic downturn in the North American carpet market, we were able to keep our Kingston plant operating at reasonable sales-to-capacity ratios while producing about 90 per cent high-margin specialty product. Also, our Performance Coatings business unit was successful with its new global DuPont mandate to manufacture and supply coatings to the North American automotive plastic parts market. Building on this strength will position us well for an economic upturn, and it will be an important growth driver for DuPont Canada for many years to come. On the distributor side of our role, we also market global DuPont products to Canadian customers, where a number of our business units were able to increase their market share in 2001.

Partnering with innovative companies outside global DuPont is also important for our future revenue potential. In 2001, for example, we became the exclusive marketing and sales arm in Canada for Ferro Corporation's specialty plastic colour concentrates and additives, which have applications in the appliance, automotive and packaging industries. This new agreement builds on the marketing distributor role for polypropylene products that we secured from Ferro in 2000, and our similar relationship with DuPont Dow Elastomers. While these new arrangements made only modest contributions to our bottom line so far, they have the potential to grow in size and number in the future.

We also pursued opportunities in the international marketplace. In May, our Enhance Packaging Technologies Inc. subsidiary acquired Prepac of France, a pioneer in high quality liquid packaging machines and systems. Already, in 2001, Prepac made a positive earnings contribution. The acquisition also significantly broadens Enhance's global reach and gives it greater flexibility to support customers' needs.

DuPont Celebrates 200 Years	DuPont célèbre 200 ans
DUPONT 200 YEARS	DUPONT 200 ANS

While the past year presented many challenges, we feel especially optimistic about 2002 as we celebrate DuPont's 200th anniversary and DuPont Canada's 125th anniversary. There are very few companies that have reached these significant milestones, and with such an outstanding history of success.

The February 2002 announcement about global DuPont's transformation into five growth platforms and a separate DuPont Textiles and Interiors subsidiary is another significant step forward in the history of our companies. At this point, we are evaluating how best to align with the new global DuPont entities. What is certain is that this bold step by our parent company offers another opportunity for DuPont Canada's highly talented people to demonstrate their flexibility and commitment to achieving superior results and growth.

To ensure our future growth, we will remain dedicated to our longstanding corporate values. We will continue to improve the effectiveness and efficiency of our corporate infrastructure and manufacturing facilities. We will expand the global DuPont presence in Canada. We will pursue unique growth opportunities for DuPont Canada that will take us into new markets with new customers – such as in food protection, polymer processing, and the broad-based safety and security sector. And, lastly, we will continue to look for growth opportunities through acquisitions and joint ventures with companies that add significant value to our operations and customers.

We will not rest on our history of success. We will build on our strength in pursuit of our direction to achieve rapid, sustainable growth in stakeholder value.

Dave W. Colcleugh
Chairman, President and Chief Executive Officer
DuPont Canada Inc.

primary growth strategies

- Sustain and benefit from our corporate values.
- Increase our participation in Canadian markets.
- Grow the competitiveness of our world-class manufacturing operations.
- Improve the efficiency of our infrastructure.
- Develop Canadian entrepreneurial growth opportunities.

operational highlights

- Volume was down for the year, with one-third of the decline occurring in the fourth quarter as customers adjusted their inventories at year-end.
- High raw material and energy costs moderated as the year progressed.
- Cash flow from operations improved $22 million or 8 per cent over 2000.
- New opportunities were realized through increased product mandates, expanded market share, and extensions of offerings achieved as a result of third-party agreements.
- Enhance Packaging Technologies expanded its global reach, in part by building on the extensive distribution network of Prepac of France, which it acquired in May.
- Tight control was maintained on company-wide fixed costs, building on efforts that began in 2000.


growth

Enhance Packaging Technologies employees Robert Searle, George Oldfield and Doug Brown (left to right) led the acquisition of Prepac S.A., a pioneer in liquid packaging machinery.

Global Market Position: Enhance Packaging Technologies

Enhance Packaging Technologies, our flexible packaging films and systems business unit, is a world leader in liquid pouch packaging systems. With innovations such as FDA-compliant aseptic pouch technology, the company is bringing safe, low-cost nutrition to parts of the world where refrigeration is virtually non-existent. In 2001, Enhance acquired Prepac S.A., of Paris, France. Prepac is a pioneer in liquid packaging machinery and a long-time supplier to Enhance. The acquisition rounds out Enhance's systems offering of film, equipment, parts and service – a formula that has proven to be highly successful, with Prepac operating at near full capacity since the acquisition. Enhance has also made inroads in Chile, Israel and several European countries thanks to Prepac's extensive distribution network. In the not-so-distant future, we fully expect the integration of leading-edge film technology from Enhance and world-renowned machine expertise from Prepac to spawn whole new pouch packaging concepts that make a positive difference in the lives of people around the world.

Operational Efficiency: Managing By Process

Over the years, our ability to manage work by process has enabled us to consistently drive efficiencies through our value chains and reduce costs. In the past four years, a concerted effort to organize work for maximum effectiveness and efficiency reduced infrastructure costs. We are now extending this successful approach to a broader range of work processes in order to further enhance effectiveness and productivity throughout the Company. Our focus is on eliminating duplication, streamlining work and leveraging processes that cut across all business units. Where we've traditionally managed processes such as maintenance, warehousing, tolling and pricing by individual business unit or site, we're now aggressively integrating our work and implementing common best practices across the company. Action plans are in place for more than 40 different processes – of these, priority processes are targeted to yield significant cost reductions and improved effectiveness in 2002.



The Evac-U8™ emergency escape smoke hood is becoming a standard tool of the trade for North American fire departments.



This flexible watch bracelet is only one of the many unique applications of our HYTREL® polyester elastomer.

Safety Know-How: Safety and Security Systems

DuPont Canada has a tradition of safety excellence that has earned us industry kudos for many years. Building on this strength, we're growing a safety and security enterprise – bringing together products, services and expertise from across the company for complete systems offerings. Our investment in Brookdale International Systems has improved our position. As a result of heightened security concerns in 2001, demand for Brookdale products has risen substantially. Brookdale's Evac-U8™ is an emergency escape smoke hood that gives a person caught in a fire a source of breathable air for up to 20 minutes. The unit has been purchased by police and fire departments and office supply companies across North America. Brookdale's latest innovation – incorporating an even higher-grade air filtering system for chemical and biological threats – promises to strengthen this high-potential offering even further.

High-Value Competencies: Platform for Growth

DuPont's brands, market access and science capabilities have fueled our success for many decades. Today, we're building on these competencies in new ways as part of a strategy to accelerate growth. DuPont Canada's role as the exclusive Canadian distributor for products from DuPont Dow Elastomers and Ferro Corporation is a prime example of our approach. These relationships enable us to offer our customers more comprehensive polymer solutions. In another instance, we're working with the global DuPont company's Engineering Polymers business unit to develop and commercialize a sub-surface agriculture irrigation system. This system addresses the increasingly serious issue of salinated water in growing areas throughout the world. We've also formed a novel venture to help organizations establish themselves in North America. As needed, Ligature Business Services can set up and run business



DuPont Canada's expertise in colour technology for painting on plastic automotive parts, such as the bumper shown above, has led to an expanded role for our Ajax site.



The DuPont Direct team smiles about their Next 21 award. From left to right: Lori Fleming, Gloria Pennycook, Myrna Thomas, Stuart Heggie, Jean Schadskaje.

infrastructure processes for these companies. While we continue to expand our traditional businesses, these new opportunities for leveraging strengths are helping accelerate DuPont Canada's growth and driving us towards our sustainable growth goal.

Technological Strength: Performance Coatings

After several years of market development and technology enhancements, our Performance Coatings business unit has earned a significant niche in the "paint on plastics" segment. This market segment supplies original equipment manufacturers with painted parts such as bumpers, body side mouldings, spoilers and door handles. Market leaders Decoma (a division of Magna International) and ACSYS Technologies are among our many customers. For the past five years, technological development work for global DuPont's North American business has been centered at our Ajax facility. And we've earned a recognized competency in colour technology for painting on plastics. Our success led to an expanded role in 2001. Ajax was given the mandate to produce paints for all of DuPont's Canadian and U.S. paint on plastics customers, and it has become the flagship site for this growing product line.

E-Business Savvy: DuPont Direct and More

DuPont Direct, a secure Internet-based portal that enables customers to place orders and confirm order status and delivery schedules, has established itself as a proven means to connect with customers. In 2001, more than $29 million in customer transactions were conducted online. DuPont Direct was also honoured by Next 21, a national program developed to recognize e-business innovation and success achieved by leading Canadian companies in the new economy.

At the same time, e-business strategies both within and across DuPont Canada business units have created previously unimaginable sales opportunities, including online auctions of production


innovate

Peter Andrin (left) and Mohamed Abdou are key members of the Research and Business Development team driving innovation in fuel cell components.

by-products. The DuPont Cleaning Chemicals Internet site (www.cleaningchemicals.dupont.ca) has been one of our most innovative ventures. A unique business model involving a network of external partners uses the Internet as part of the overall business strategy to provide product knowledge and online ordering capability to institutional and industrial cleaning customers. The result was new business for the Chemical Solutions unit in the first full year and customer interest that will lead to substantially greater growth in 2002 and beyond. Working from our customers back, DuPont Canada's commitment to e-business grows with each new success.

Innovation: Fuel Cell Development

Our Research and Business Development unit has become a key R&BD arm for many of the global DuPont company's high-growth businesses. Thanks to a solid track record, the unit has earned a prominent role in the exciting field of fuel cell component development. As part of DuPont's efforts to become a leading supplier to the fuel cell industry, DuPont Canada has a global mandate for conductive flowfield plates and components based on them. Conductive plates are a key part of the fuel cell architecture, and with cost being the primary challenge to commercializing fuel cells, innovation in this area holds tremendous promise. Recognizing the potential to stimulate economic growth and create jobs, Technology Partnerships Canada will invest as much as $19 million in our fuel cell development efforts over the next four years.

We're proud to report that our R&BD organization lived up to its reputation in 2001, delivering prototype fuel cell stacks to major industry partners such as Asea Brown Boveri (ABB) for field testing.



Dave Colcleugh (centre with shovel) and other Engineering Polymers team members breaking ground in March of 2000 for the new compounding facility for Zytel® high-temperature nylon.



Dr. Steven Mok, Ph.D., was a research scientist on the original team that helped develop the Zytel® HTN product line in Kingston. He is now working as part of the Engineering Polymers marketing team developing applications for customers utilizing Zytel® HTN, as well as our other EP materials.

While fuel cells for automotive uses may be five to 10 years away, commercial sales for stationary and portable applications such as generators, laptop computers and cell phone transmitting stations could come as early as 2004.

World-Class Manufacturing: Zytel® HTN

Our Engineering Polymers (EP) unit at Maitland has a long history of manufacturing innovation and achievement. Flexibility, customer focus, quality and safety performance are the hallmarks of this self-managed team. Their strong track record contributed to a significant investment in a new Zytel® HTN high-performance polyamide compounding facility at Maitland that began commercial production in 2001. Zytel® HTN has quickly become one of EP's flagship products. This specialty nylon resin is suited for the most demanding electronic and automotive component applications because it withstands high temperatures and offers excellent chemical resistance and dimensional stability. Demand for Zytel® HTN is strong and growth is far outpacing that of traditional EP markets. Product compounded at Maitland serves global DuPont customers in North America, Europe and Asia Pacific. With a skilled workforce, world-class manufacturing facilities and ongoing technology development at our Kingston Research and Business Development Centre, DuPont Canada is positioning itself for further success in this vibrant and growing market.

2010 Sustainable Growth Goals



Jennifer Hooper,
Director – Safety, Health, Security and Environment led 2010 Sustainable Growth Team

Economic Sustainability: Evolve our portfolio of businesses through collaboration and interdependency with all stakeholders.

Societal Value: Extend our sense of community by developing symbiotic relationships that achieve new potential.

Environmental Footprint: Eliminate waste and develop clean technologies to deliver value to all stakeholders.

DuPont Canada's core values in safety, health, concern and care for people, protection of the environment, and personal and corporate integrity have guided our actions since the company's inception. Our growth strategy is also rooted in these fundamental values.

In 2001, we established operational goals in pursuit of the DuPont Sustainable Growth aim of creating shareholder and societal value while decreasing our environmental footprint along value chains. Our 2010 goals are designed to advance economic, social and environmental sustainability in a holistic and collaborative way.

Many of the feature stories on pages 8-12 of this annual report support our drive for Economic Sustainability. Progress in the areas of Societal Value and Environmental Footprint are highlighted below.

Societal Value

Safety

DuPont's safety goal is zero injuries and illnesses. Injury/occupational illness frequency rose in 2001. We remain committed to our goal and are redoubling efforts to improve performance in 2002. Among 2001 highlights, we achieved:

- Canadian Chemical Producers' Association award for excellence in safety (fifth consecutive year)
- Best-ever year for employee driving performance
- Best-ever year for employee off-the-job safety

Donations & Volunteerism

We strive to enhance the quality of life in our local and national communities through donations and volunteer programs. Among our many initiatives, we hosted a volunteer fair at Kingston that brought together more than 50 local non-profit organizations and DuPont employees interested in volunteering their time. All organizations left with their needs met.

Total Recordables Frequency
(Frequency = Injuries/Illness per 200,000 hours)



1.0
0.8
0.6
0.4
0.2
0.0
91 92 93 94 95 96 97 98 99 00 01

Social Innovation

Our Social Innovation Enterprise is committed to leveraging the tools, processes and ways of thinking that drive DuPont Canada's success to achieve breakthrough results in social value. Our team pursued two key thrusts in 2001:

- In the first year of a multi-year project with Opportunities 2000, an organization focused on reducing poverty, we helped design a vision and mission as well as strategic focus areas, leading to projects aimed at addressing root causes of poverty. Allan Day, coordinator of Opportunities 2000 says "Poverty has deep roots and tangled vines. Working with DuPont Canada people has given us new ways of untangling those vines. They have brought vigor and research to the process, and they're helping not only our single organization, but the entire community. They have really given us a clear focus."
- We hosted our first Leaders Learning Forum, bringing together leading thinkers and doers from non-profits, foundations, business, government and academia to test tools and insights, and create a community of interest for social innovation.

Environmental Footprint

- DuPont Canada was a second-time winner of the Voluntary Challenge & Registry Leadership Award, in recognition of extraordinary commitment, action, best practices and leadership toward the voluntary reduction of greenhouse gas emissions.
- Two DuPont Canada teams were recognized with Global Sustainable Growth Awards:
  1) A Kingston team sought to upgrade the vaporizers for a heat transfer fluid system, while driving toward a "zero means zero" mentality of no injuries, illnesses, incidents, wastes and emissions. The team developed a number of concepts to contain potential releases from relief valves. The final concept and design are innovations for global DuPont and represent a step change in the management and control of accidental emissions.
  2) A Performance Coatings team instituted a cost-per-unit program with Ford of Canada. Instead of being paid for volume of paint sold, we are now paid for the number of automobiles painted. The fundamental shift in mindset from payment per gallon of paint to payment per unit substantially reduces costs and waste at Ford. For DuPont, the lower paint volumes are offset by improved efficiencies.

Greenhouse Gas Emissions
(tonnes)

All direct greenhouse gas emissions calculated on CO_2 equivalent basis


12 000
10 000
8 000
6 000
4 000
2 000
0
90 91 92 93 94 95 96 97 98 99 00 01
Actual CO_2e (Energy)
Actual CO_2e (Process)

Smog Emissions
(tonnes)

Projected air emissions from all manufacturing sites contributing to urban smog (excluding CO_2)


2 000
1600
1200
800
400
0
00 01 02 03 04 05 06 07 08 09 10

For more information about DuPont Canada's sustainable growth goals and activities, please call (905) 821-5679 for a copy of our sustainability report or visit our web site at www.dupont.ca.

Six-year Comparison

(Amounts in thousands of dollars except where otherwise noted)	**2001**	2000	1999	1998	1997(1)	1996
Operating Results						
Net sales	**2 191 144**	2 288 913	2 211 441	2 025 072	1 909 315	1 827 437
Earnings before income taxes	**320 403**	399 763	397 517	345 230	308 865	310 829
Income taxes	**98 466**	130 235	144 772	125 286	113 218	110 817
Earnings from						
– continuing operations	**221 555**	269 455	252 745	219 944	195 647	200 012
– discontinued operations	**–**	–	–	78 828	16 480	–
Net earnings	**221 555**	269 455	252 745	298 772	212 127	200 012
Cash flow from operations	**278 736**	257 098	252 598	306 186	243 174	206 384
Financial Position						
Current assets	**1 427 730**	1 347 437	1 276 963	1 169 154	756 837	903 586
Current liabilities	**380 191**	384 820	409 657	467 471	380 024	366 972
Working capital – including cash resources	**1 047 539**	962 617	867 306	701 683	376 813	536 614
Net property, plant and equipment	**715 083**	714 428	640 700	627 385	591 330	679 100
Accumulated depreciation	**830 351**	764 148	760 512	704 927	658 507	787 887
Investments and other assets	**82 530**	40 595	33 359	24 216	4 117	14 505
Non-current assets of discontinued operations	**–**	–	–	–	152 243	–
Total assets	**2 231 003**	2 105 903	1 951 022	1 820 723	1 504 527	1 597 191
Long-term debt	**–**	–	–	–	–	12 500
Other long-term obligations	**82 651**	81 719	77 539	79 975	81 661	71 130
Future income taxes, net	**72 581**	66 677	75 285	63 609	56 254	59 776
Non-current liabilities of discontinued operations	**–**	–	–	–	10 517	–
Shareholders' equity	**1 687 532**	1 567 199	1 388 541	1 209 668	976 071	1 086 813
Data Per Common Share* (in dollars)						
Average number of common shares outstanding	**278 385 377**	278 377 124	279 134 466	279 144 903	278 379 402	277 287 873
Net earnings						
– continuing operations	**0.80**	0.97	0.91	0.79	0.70	0.72
– total	**0.80**	0.97	0.91	1.07	0.76	0.72
– diluted	**0.79**	0.96	0.90	1.06	0.76	0.71
Dividends declared						
– regular	**0.37**	0.28	0.23	0.21	0.18	0.17
– extraordinary	**–**	–	–	–	1.00	–
Book value (year-end)	**6.06**	5.64	4.98	4.34	3.50	3.93
Market value – high	**27.50**	20.67	20.00	15.83	12.00	11.65
– low	**14.67**	11.67	13.33	10.50	9.67	7.96
– year-end	**26.35**	16.97	19.78	14.33	11.68	10.65
Financial Ratios						
Return on average common shareholders' equity(2)	**13.5**	18.3	19.3	27.3	21.7	19.6
Return on capital employed(3)	**13.0**	17.3	18.2	25.7	20.5	17.4
Debt to total capital ratio(4)	**0**	1	1	1	1	2
Earnings from continuing operations as a percent of net sales	**10.1**	11.8	11.4	10.9	10.2	10.9
Current ratio(5)	**3.8**	3.5	3.1	2.5	2.0	2.5
Other						
Expenditures on property, plant and equipment, net	**81 060**	136 455	78 382	85 486	128 911	112 059
Depreciation and amortization	**82 122**	72 070	66 022	57 414	53 318	82 323
Average number of employees	**3 364**	3 311	3 244	3 190	3 232	3 520

* Restated to reflect 3-for-1 stock split in 2001.

(1) Figures for 1997 have been restated to reflect discontinued operations recorded in 1998.

(2) Net earnings less preferred share dividends all as a percentage of average common shareholders' equity.

(3) Net earnings as a percentage of the sum of average total debt, future income taxes and shareholders' equity.

(4) Total debt as a percentage of the sum of total debt and shareholders' equity, all at year-end.

(5) Current assets divided by current liabilities, all at year-end.

md&a

Management Discussion and Analysis
Segment Operations

Nylon Enterprise

millions $	1996	1997	1998	1999	2000	**2001**
Total segment sales	612	643	715	784	807	**769**
EBITDA	160	162	188	214	191	**146**
Depreciation & amortization	29	25	32	37	39	**44**
Earnings before income tax	131	138	156	178	152	**102**
Income taxes	47	51	58	66	56	**36**
After-tax operating income	84	87	99	112	96	**66**
Segment assets	436	529	594	613	680	**652**
Expenditures on property, plant and equipment, net	45	94	61	43	79	**32**

This segment produces nylon yarns and polymers at our Kingston, Ontario, site and intermediate chemicals at our Maitland, Ontario, site (primarily for nylon production). For Canadian customers, these products made in Canada are complemented with a full range of nylon yarn and fibres produced by other DuPont sites around the world. Our Canadian-made nylon products, in turn, are exported to customers globally.

Total segment sales of $769 million in 2001 declined $38 million or 5 per cent lower than in 2000. Sales got off to a generally good start, but deteriorated as the year progressed and remained soft in most key markets. High raw material and energy costs also proved to be a challenge throughout most of the year.

The Flooring Systems unit produces bulked continuous filament (BCF) yarns for the manufacture of rugs, automotive interiors, residential and commercial carpets, including DuPont's premium Stainmaster® and Antron® branded carpets. Sales in 2001 decreased 5 per cent to $349 million compared with last year, due to reduced demand throughout most of the year in all markets. Raw material costs were also high during the first part of the year, which narrowed margins. Although sales were ahead of 2000 in January, they fluctuated during the year and tapered off significantly in the fourth quarter as many carpet mills scheduled shutdowns and managed inventories to lower levels. The commercial market, for example, was especially weak as businesses cut back on what they considered to be discretionary expenditures, such as carpeting, in the midst of the economic downturn. The decline in demand resulted in some production curtailments at our Kingston manufacturing facility.

The Nylon Industrial Specialties business unit produces and markets a wide range of high-strength, durable nylon yarns for Canadian and global markets. Our Kingston site is global DuPont's primary producer of light- and mid-decitex yarns for critical automotive air bag applications. These fibres are also used for sewing threads and for the manufacture of industrial fabrics. Canadian customers also have access to DuPont's full line of specialty industrial yarns. Sales declined 3 per cent to $218 million in 2001, as a result of weakness in the automotive and industrial sectors, and because of customers reducing inventory levels. Shipments to Europe contributed to a healthy start to the year. The unit also benefited from the transfer of some industrial products manufacturing to our Kingston plant, which enabled it to maintain manufacturing and export volumes. High raw material costs, however, eroded margins. Sales in December were particularly weak. The unit advanced a maintenance shutdown from the second quarter of 2002. With the shutdown completed, the unit is well positioned to respond in the event of an upturn in 2002.

Total Segment Sales (millions $)	**Segment After-Tax Operating Income** (millions $)



900
600
300
0
612
643
715
784
807
769
96
97
98
99
00
01



120
80
40
0
84
87
99
112
96
66
96
97
98
99
00
01

The Nylon Intermediates business unit produces adipic acid and hexamethylenediamine (the two ingredients required to manufacture nylon polymer), dibasic esters (a coatings solvent), and Dytek® A (a chemical used in the manufacture of pharmaceuticals, vitamins and polymers). Sales increased 11 per cent to $141 million in 2001. The unit started the year ahead of 2000, largely as a result of strong shipments of Dytek® A to Europe and China. Our Maitland site operated at near full capacity throughout much of the year, and our adipic acid facility reached record yields as it met requirements for both internal nylon production and external customer demand. Volumes were reduced across most of the unit's product lines in October, but began to recover by the end of the year. Prices softened as a result of excess global capacity.

Sales of $61 million for the Nylon Apparel business unit were $28 million or 32 per cent below 2000, which reflected the weakness in the domestic apparel markets and reduced exports of nylon flake.

Outlook

Although the markets served had not yet begun to recover by year end 2001, our sales are expected to improve in 2002. Our strength is that we are very well positioned – with highly capable people, modern facilities and capacity – to respond quickly and effectively to any improvement in the economy.

Performance Coatings and Polymers

millions $	1996	1997	1998	1999	2000	**2001**
Total segment sales	400	469	471	545	551	**501**
EBITDA	83	97	85	102	107	**73**
Depreciation & amortization	8	9	6	6	7	**7**
Earnings before income tax	75	89	79	96	100	**66**
Income taxes	27	33	29	35	37	**23**
After-tax operating income	48	56	50	60	63	**43**
Segment assets	171	186	167	165	170	**156**
Expenditures on property, plant and equipment, net	10	10	5	6	15	**5**


Total Segment Sales
(millions $)
Segment After-Tax Operating Income
(millions $)
600
400
200
0
400
469
471
545
551
501
96 97 98 99 00 01
75
50
25
0
48
56
50
60
63
43
96 97 98 99 00 01

This segment manufactures automotive finishes at our Ajax, Ontario, site for original equipment manufacturers (OEMs), manufacturers of painted plastic components and body shops. At our Kingston and Maitland sites, we produce nylon-based engineering polymers used by custom moulders in Canada and around the world. We also distribute to Canadian customers DuPont's full line of automotive finishes and engineering polymers, the elastomeric products of the DuPont Dow Elastomers joint venture, and the specialty polymers produced by Ferro Corporation.

Total segment sales of $501 million in 2001 were 9 per cent lower than 2000. The major downturn in the North American automotive industry was the primary reason for this decline.

The Engineering Polymers business unit produces a wide range of Zytel® nylon resins used in the automotive, electronics, sporting goods and commercial/industrial durable markets in Canada and around the globe. We also offer to Canadian customers DuPont Delrin® acetal resin and Crastin® PBT thermoplastic polyester resin, Rynite® PET thermoplastic, Zenite® LCP and Hytrel® polyester elastomer. Sales revenue was $242 million in 2001, a decrease of $24 million or 9 per cent compared with 2000. Weakness in the North American automotive industry played a significant role in the unit's reduced sales throughout the year. The unit also experienced some start-up difficulties with a key piece of manufacturing equipment, which hampered production during the initial months of the year. Several contracts were established with both new and existing customers, which further enhanced the business unit's market share and should make a positive contribution going forward.

The Performance Coatings business unit is the leading supplier of automotive finishes in Canada. The unit recorded $220 million in sales by the end of 2001, which represented a $28 million or 11 per cent drop below 2000. The effect of the year-long slump in the automotive industry had a significant impact on the unit's sales to North American original equipment manufacturers (OEMs), such as Ford and General Motors. Despite aggressive incentives in the fourth quarter by the manufacturers that boosted consumer sales, the unit saw little benefit since many of the vehicles were from existing inventory. As well, some of the manufacturers scheduled extended shutdowns during the year. The Refinish part of the unit was affected by the sharp decline in the heavy-duty truck market throughout the year and the hyper-competitive business environment in the auto body repair industry. On a more positive note, the unit succeeded in securing the global DuPont mandate to manufacture and supply coatings to the North American automotive plastic parts market.

The Elastomers & Other Polymers business units serve the automotive, construction, consumer products, building and renovation, industrial, electrical, and selected other markets. The business units had sales revenue of $40 million in 2001. They are the exclusive Canadian distributor for the DuPont Dow Elastomers joint venture, Ferro Corporation, and Phoenix Plastics Inc. The Elastomers offerings include products marketed under the brand names Neoprene, Engage®, Nordel® IP, Viton®, Tyrin® and Hypalon®. The Ferro Corporation offerings include polypropylene products, specialty plastics colour concentrates and additives. The Phoenix Plastics offerings include cleaning compounds, chemical foaming agents, process enhancers and flame retardants for the plastic industry.

Outlook

The outlook for 2002 is uncertain given this segment's close link to the automotive industry. On the OEM side, it appears that some automotive manufacturers are continuing to schedule production shutdowns to more closely manage their inventory levels to match customer demand. There is no sign of an early recovery for the heavy-duty truck industry, and the refinish market is also expected to continue to be challenging.

Specialty Fibres

millions $	1996	1997	1998	1999	2000	**2001**
Total segment sales	161	193	205	208	222	**216**
EBITDA	21	31	28	31	37	**39**
Depreciation & amortization	3	2	3	3	3	**3**
Earnings before income tax	19	28	25	28	34	**36**
Income taxes	7	10	9	10	13	**13**
After-tax operating income	12	18	16	18	21	**23**
Segment assets	55	68	68	62	75	**67**
Expenditures on property, plant and equipment, net	3	4	4	1	8	**2**

This segment produces Lycra® XA, an elastane fibre used in disposable diapers to impart "comfort-fit" characteristics in the legs and waistbands. To Canadian apparel customers, we offer DuPont's full range of Lycra® fibre for apparel applications, Dacron® polyester fibres and yarns, Kevlar® and Nomex® aramid fibres, and Tyvek® spunbonded olefin.

Total segment revenue in 2001 of $216 million declined $6 million or 3 per cent below 2000, which reflects the mixed results for the business units in this segment.

The Lycra® business unit's sales of $101 million in 2001 were $2 million or 2 per cent under 2000. The unit got a strong start, largely as a result of additional volume from the expansion of our Maitland facility completed in the fourth quarter of 2000. Demand from the personal care market was generally good during 2001, with some fluctuations such as in December when it weakened as customers reduced their inventories for the year-end. Sales to the apparel market were down during 2001, which reflected sluggish domestic demand and the slow U.S. retail market.

The Advanced Fibre Systems business unit, with $73 million in revenue, grew its sales by $3 million or 5% over 2000. Sales of Kevlar® life protection and Nomex® fire resistant protective apparel products were generally very strong in the first half of the year and peaked in the fourth quarter as government agencies and police and fire-fighting departments increased demand following the September terrorist attacks in the United States. Kevlar® marine composites also experienced better-than expected sales. Performance was weak, on the other hand, in the mechanical rubber goods markets of the auto industry. The unit also saw demand weaken late in the year as customers reduced inventories for year-end.

Revenue of $27 million for the Nonwovens business unit increased $3 million or 12 per cent in 2001. The unit benefited from generally strong sales of Tyvek® Protective Apparel and Homewrap®, particularly as a result of the mild weather which extended construction activity into the fall and early winter. Demand for Tyvek® was weaker, on the other hand, in the graphic arts market.

We supply DuPont Dacron® polyester fibres and yarns to Canadian customers in the apparel, moisture management, thermal insulation and sleep products markets. The unit, which recorded sales of $15 million, was faced with tough overseas competition and price pressures throughout 2001. As a result, the unit's revenue was down $11 million or 41 per cent below 2000.

Outlook

Results within this segment during 2002 are expected to continue to be mixed.

Total Segment Sales
(millions $)



225
150
75
0
161
193
205
208
222
216
96
97
98
99
00
01

Segment After-Tax Operating Income
(millions $)



24
18
12
6
0
12
18
16
18
21
23
96
97
98
99
00
01

Specialty Materials

Total Segment Sales
(millions $)



450
300
150
0
409
317
345
361
356
324
96
97
98
99
00
01

Segment After-Tax Operating Income
(millions $)



32
24
16
8
0
32
13
14
13
15
18
96
97
98
99
00
01

millions $	1996	1997	1998	1999	2000	**2001**
Total segment sales	409	317	345	361	356	**324**
EBITDA	73	25	27	26	29	**34**
Depreciation & amortization	23	5	5	5	6	**6**
Earnings before income tax	50	20	22	21	23	**28**
Income taxes	18	7	8	8	9	**10**
After-tax operating income	32	13	14	13	15	**18**
Segment assets	321	123	121	164	143	**128**
Expenditures on property, plant and equipment, net	41	2	3	3	3	**5**

This segment includes products such as Suva®-123, a hydrochlorofluorocarbon (HCFC) that we produce for use as a refrigerant in large industrial chillers and as a chemical intermediate in the production of other products. The full range of DuPont industrial chemicals, performance chemicals, crop protection chemicals and safety systems are also offered to customers through the business units in this segment.

Total segment sales of $324 million in 2001 declined $32 million or 9 per cent from 2000, primarily as a result of lower sales by our Agricultural Products business unit.

Our Agricultural Products unit supplies DuPont crop protection products to Canadian farmers growing a wide variety of crops including cereal grains, corn, canola, soybeans, potatoes and apples. In 2001, sales were $34 million or 24 per cent below 2000, due mainly to continuing difficulties in the Canadian farm economy. Growers in many of the key agricultural regions were faced with drought conditions. This, combined with persistent weaknesses in commodity prices, forced growers to make tough decisions regarding crop choices and input costs. As a result, planted acres of key crops such as canola decreased and many growers chose to apply fewer crop protection products.

The White Pigment business unit supplies DuPont titanium dioxide to Canadian customers in the coatings, plastics and paper markets. Sales totaled $98 million in 2001, a decline of $5 million or 5 per cent under last year. Weakness in the paper market (and particularly laminates) during the year was one of the contributors to this result. The unit signed on a new distributor during 2001, which helped to increase sales. While there was also some intense price pressure from offshore competitors, the unit was able to gain share in its key markets.

We are a major supplier of DuPont fluoroproducts to the Canadian market, including fluorochemicals and Teflon® fluoropolymers. Our Maitland facility is global DuPont's sole manufacturing site for Suva®-123, an alternative to chlorofluorocarbon (CFC) refrigerants. Total sales of $77 million by our Fluoroproducts business unit in 2001 were essentially flat compared with 2000. The year saw significant sales of Suva®-123 to Europe. Domestic markets, on the other hand, were mixed. Cool weather at the start of the summer and the auto industry slowdown, for instance, acted negatively on sales. Similarly, sales of fluoropolymers were hit particularly hard by the poor business climate in the electronics market in the latter part of the year.

The DuPont Chemical Solutions Enterprise supplies a wide range of chemical products to Canadian industry. Total sales of $35 million were $1 million or 3 per cent above 2000. The unit won some new business in the municipal water treatment market in Quebec, and it expects to expand this new initiative into the Canadian food-processing sector. Market share was also increased in the oil, natural gas and mining sectors during the year. The new Household, Industrial and Institutional (HI&I) cleaning business developed a line of formulated products to meet the needs of this marketplace. The HI&I cleaning business also launched an Internet site (www.cleaningchemicals.dupont.ca), in October 2000. DuPont Canada is the first leading chemical manufacturer to sell to this market using the Internet. The site offers easy and convenient 24-hour-a-day access to knowledge and products.

Brookdale International Systems Inc. achieved $6 million in sales during 2001. Demand for the subsidiary's Evac-U8™ personal respiratory protection escape device was very strong in the latter part of the year.

The Safety Resource Offering successfully doubled sales to $3 million during the year. The business provided safety solutions to customers through seminars, consulting services and training materials.

Outlook

Results for this segment are expected to be generally positive. For example, Agricultural Products expects growth in 2002 through new product launches and increased customer support of its TruChoice℠ and VIP FarmCare℠ programs. Brookdale is planning to launch a number of new products and the Chemical Solutions Enterprise is working to further expand its market share. The Safety Resource sales are expected to continue to be strong in 2002.

Specialty Polymers and Films

millions $	1996	1997	1998	1999	2000	**2001**
Total segment sales	254	296	305	330	368	**395**
EBITDA	37	45	45	49	55	**53**
Depreciation & amortization	7	7	6	8	9	**13**
Earnings before income tax	30	38	39	41	46	**40**
Income taxes	11	14	15	16	16	**16**
After-tax operating income	19	24	25	24	30	**24**
Segment assets	100	125	150	165	229	**236**
Expenditures on property, plant and equipment, net	6	13	5	10	11	**10**

This segment includes liquid packaging systems, polyethylene and nylon film, and plastic netting for food and industrial applications manufactured at our Whitby site in Ontario, and liquid packaging equipment manufactured at Prepac in France. In addition, modified polymers and specialty adhesives are produced at our Sarnia, Ontario, site. Our facility in Thetford

Total Segment Sales
(millions $)


450
300
150
0
254
296
305
330
368
395
96
97
98
99
00
01

Segment After-Tax Operating Income
(millions $)


30
20
10
0
19
24
25
24
30
24
96
97
98
99
00
01

Mines, Quebec, produces Zodiaq™ Quartz Surface products used in countertop and other interior applications that are both decorative and durable. In addition to these products manufactured in Canada, we offer global DuPont's full range of specialty films, polymers and printing products.

Segment sales in 2001 of $395 million were up $27 million or 7 per cent above 2000 based on gains in our Modified Polymers, Packaging and Industrial Polymers, and the iTechnologies business units.

Our Modified Polymers business unit employs sophisticated reactive extrusion technology to produce specialty polymers used as adhesives, compatibilizers and tougheners in packaging and industrial applications. The unit ran very well in response to customer demand and achieved $150 million in total sales during 2001, an increase of $26 million or 21 per cent over its 2000 results. This growth came about from the volume of Vamac™, an ethylene acrylic elastomeric polymer sold during the year. It is used to produce belts and hoses in critical automotive and industrial applications. In addition, there were strong sales of Bynel® co-extrudable adhesive resins and Fusabond® polymer modifiers and adhesives.

Enhance Packaging Technologies Inc. manufactures Sclairfilm® polyethylene films, Dartek® nylon films, Vexar™ netting, and Enhance™ pouch packaging systems for food and industrial packaging customers in Canada and in nearly 20 countries worldwide. Sales revenue was $142 million, which was unchanged from 2000. There was softness during the year on the films side of the unit. Sales of the newly acquired Prepac liquid packaging equipment, were good and are expected to remain strong. Enhance is continuing to pursue various business opportunities with other companies as a means to rapidly grow its global presence.

The Packaging and Industrial Polymers business unit's offerings in Canada include Surlyn® ionomer resin, Surlyn Reflections® super gloss moulding alloys, and Elvax® ethylene-vinyl acetate copolymer resin. The unit achieved $41 million in sales during 2001, an increase of $6 million or 18 per cent over our 2000 results.

DuPont™ Butacite® polyvinyl butyral is marketed to Canadian manufacturers of automotive and architectural glass. Total sales of $39 million in 2001 were $5 million or 15 per cent under last year, in part as a result of the downturn in the automotive sector.

Our iTechnologies business unit supplies the Canadian printing industry with an integrated offering of Cyrel® flexographic printing plates, equipment and associated colour proofing materials. It also markets DuPont™ Kapton® film in Canada. Sales of $21 million in 2001 grew by $3 million or 17 per cent, largely as a result of increased sales of Kapton® used in the manufacture of the hood in Evac-U8™ personal respiratory protection devices made by our Brookdale subsidiary.

Our Thetford Mines facility, which manufactures Zodiaq™ quartz surface products, continued to experience challenges during 2001 associated with developing and commercializing a number of products in the Zodiaq™ line. The unit recorded sales of $12 million, which were $2 million or 16 per cent below 2000. Although the financial results are not yet at an acceptable level, we are encouraged by the enthusiastic response to the Zodiaq™ product line amongst architects and designers in the markets in which it has been introduced.

Outlook

This segment is anticipated to deliver strong overall growth in 2002.

Management's Discussion and Analysis of the Consolidated Statements of Earnings and Retained Earnings

Sales and other income: 2001 net sales of $2 191 million fell by 4 per cent or $98 million, compared to $2 289 million in 2000, reflecting weakness in most markets. The year-over-year sales decline came from domestic markets, which were down by 9 per cent versus 2000 levels. Export sales rose to a new record level of $1 084 million versus our previous record of $1 070 million in 2000. Approximately 87 per cent of 2001 export sales were to DuPont global affiliates.

The **Nylon Enterprise** segment sales of $769 million decreased by 5 per cent. Flooring Systems' products sales declined by 5 per cent versus last year, due to reduced demand in all markets. Nylon Intermediates operated near capacity for most of the year, recording sales gains of 11 per cent versus 2000. Sales of Nylon Industrial Specialties declined by 3 per cent, reflecting weakness in automotive and industrial sectors. Weak domestic and global apparel markets caused a 32 per cent decline in sales in the Apparel unit. The **Performance Coatings and Polymers** segment sales fell by 9 per cent to $501 million. The Performance Coatings business experienced an 11 per cent decline versus 2000 as a year-long slump in the automotive sector and retrenchment in the heavy-duty truck market affected results. Engineering Polymers sales of $242 million for the year were 9 per cent below 2000 results, reflecting weakness in the North American automotive sector. The **Specialty Fibres** segment sales declined by 3 per cent to $216 million. The Advanced Fibre System business had a strong year, recording a 5 per cent gain over 2000 as Kevlar® and Nomex® protective apparel had increased demand. The Lycra® business sales were 2 per cent below last year, with sales gains from increased volume at our Maitland facility offset by a weaker domestic apparel market. The **Specialty Materials** segment sales decreased by 9 per cent to $324 million. Our Agricultural Product unit suffered sales declines of 24 per cent versus 2000 due to a weak Canadian farm economy, rotation of key crops and weather conditions. The Fluoroproducts business unit's sales were essentially flat versus 2002, with increased sales to Europe offset by mixed domestic markets. The **Specialty Polymers and Films** segment sales increased by 7 per cent to $395 million. Strong demand for products produced by the Modified Polymers business unit led to a 21 per cent growth over 2000. Enhance Packaging Technologies sales were flat, reflecting stability in most product lines. Sales of Butacite® declined 15 per cent, reflecting weakness in the automotive sector. **Interest and other income** of $43.3 million decreased by 4 per cent compared to 2000, where lower short term interest rates were partially offset by a larger investment portfolio.

Expenses: The cost of goods sold and other operating charges were lower in 2001 due to the combined impact of lower volumes which were partially offset by higher energy and other input costs. Selling, general and administrative expenses were 8 per cent above 2000 levels, largely due to the effect of consolidating the Brookdale and Prepac acquisitions. Depreciation and amortization charges rose by $10.0 million from 2000, due to additional charges for new capital assets. We invested $11.7 million in research and development expenses (net of affiliate reimbursements and other credits), a reduction of $1.2 million (see Note 2).

Net Earnings of $221.6 million reflected a decrease of 18 per cent over 2000 earnings. Basic earnings per share of $0.80 and fully-diluted earnings per share of $0.79 were both 17 cents lower than 2000.

Outlook

We are currently in the midst of a difficult business climate which we expect will continue through early 2002. However, on balance, we are confident that the steps we have taken in 2000 and 2001 to enhance our capacity and competitive position in several key business lines and our overall continued focus on cost management leave us in a strong position to face the upcoming business environment challenges.

Net Sales
(millions $)


2 500
2 000
1 500
1 000
500
0
1 827
1 909
2 025
2 211
2 289
2 191
96
97
98
99
00
01

Domestic Sales
1 040 1 062 1 143 1 241 1 219 1 107

Export Sales
787 847 882 970 1 070 1 084

Net Earnings
(millions $)


300
200
100
0
200
212
299
253
269
222
96
97
98
99
00
01

Excludes Discontinued Operations
200 196 220 253 269 222

Discontinued Operations
0 16 79 0 0 0

Management's Discussion & Analysis of the Consolidated Balance Sheets

Overview: We completed 2001 with an exceptionally strong liquidity position as the ratio of current assets to current liabilities improved to 3.8:1, compared to 3.5:1 at the end of 2000.

Cash and cash equivalents increased by $79.2 million during 2001, as a result of a positive cash flow from operations. Our year-end investment portfolio consisted of $790.0 million of cash and cash equivalents and a $35.0 million note maturing in February 2002 (see Note 4). Our total receivables of $358.0 million decreased by $44.6 million during 2001, which included a decrease of $33.9 million in affiliate receivables and a decrease in trade and other receivables of $10.7 million. Total customer receivables, as measured by days sales outstanding, increased marginally to 59 versus 57 days at the end of 2000, reflecting the change in mix between domestic and export sales. During 2001, customer business failures resulted in bad debts totaling $2.5 million (net of recoveries of $0.2 million), compared to $0.4 million (net of recoveries of $0.1 million) in 2000. Total inventories rose by 2 per cent to $232.1 million. We ended the year with a 72-day supply of inventory, compared to a 61-day supply at the end of 2000 and 68-day supply at the end of 1999, reflecting weaker fourth quarter sales.

Property, plant and equipment increased by $0.7 million during the year (see Note 6). This increase resulted from capital expenditures of $81.1 million, reduced by depreciation charges of $80.8 million. **Other assets** increased by $41.9 million to $82.5 million, primarily related to an increase in deferred pension and further investment in Primaxis Technology Ventures.

Accounts payable decreased by $11.3 million, essentially due to lower year-end affiliate payables. Dividends payable rose by $7.5 million due to the increase in the quarterly dividend rate from 7.33 to 10 cents in the second quarter of 2001. Other long-term obligations increased by $0.9 million, consisting of a $1.9 million increase in post retirement benefits other than pension and a $1.0 million decrease in long-term employee share obligations.

Capital stock increased by $16.2 million. During 2001, options to purchase 1 184 250 shares of common stock were exercised at an average exercise price of $6.64 per share and a further 518 204 common shares were issued under the Performance Sharing Program at an average of $16.77 per share for combined proceeds of $16.6 million (see Note 11). To offset the current and anticipated dilution from these employee share related programs, we purchased 712 630 common shares on the open market under a Normal Course Issuer Bid at an average per share cost of $19.30, for a total cost of $13.8 million. As at December 31, 2001, our cumulative re-purchases of common shares had fully offset the dilution impact of the 4 650 750 unexercised common share options outstanding as of that date, with an additional 639 163 in anticipation of share related employee plan requirements to be determined in the first quarter of 2002.

During 2001 retained earnings increased by $104.1 million. Net earnings from operations of $221.6 million were partially offset by dividends of $104.0 million and share purchase related charges of $13.4 million. Our return on average common shareholders' equity was 13.5 per cent for 2001, down from 18.3 per cent in the prior year. Over the five-year period ending 2001, we have achieved an average return of 20.0 per cent.

Return on Equity
(per cent)



30
20
10
0
19.6
21.7
27.3
19.3
18.3
13.5
96
97
98
99
00
01

■ DuPont Canada
19.6 21.7 27.3 19.3 18.3 13.5
□ Top 50 Industrials
13.2 15.3 11.8 13.8 12.8 –

Shareholder Cumulative Total Return
($)



300
200
100
0
100
123
153
214
186
288
96
97
98
99
00
01

■ DuPont Canada
100 123 153 214 186 288
— TSE 300 Total Return
100 115 113 149 160 140

Assumes an investment of $100 on December 31, 1996 and reinvestment of dividends.

Management's Discussion & Analysis of the Consolidated Statements of Cash Flows

Overview: Our net cash and cash equivalents increased by $79.2 million to a total of $790.0 million at the end of 2001.

Cash flow from operations improved to $278.7 million, an increase of $21.6 million from the $257.1 million generated in 2000. Total non-cash charges in the earnings statement amounted to $88.4 million, comprised largely of depreciation and amortization of $82.1 million and an increase in future income taxes of $5.9 million. Investment in working capital remained consistent, decreasing by $0.6 million (see Note 8) due mainly to a decrease in accounts receivable of $45.7 million being offset by a decrease in accounts payable ($12.1 million) and an investment in a note receivable of $35.0 million. During the year, we provided funding of $28.7 million to the Company's Supplemental Employee Retirement Plan, the net effect of which was a $14.4 million reduction in reported cash flow.

During 2001, we invested $81.1 million in property, plant and equipment and authorized new capital projects totaling $105.0 million, 3 per cent more than the $102.2 million authorized in 2000. At year-end, we carried forward $57.3 million of unexpended project activity to 2002 for completion versus $32.3 million carried forward in 2000. Other investments included a purchase by Enhance Packaging Technologies Inc. of Prepac SA France (see Note 9) and an additional investment in Primaxis Technology Ventures of $5.1 million.

During 2001, we issued 1 702 454 shares of common stock under employee compensation programs for combined proceeds of $16.6 million and purchased 712 630 common shares on the open market for a total cost of $13.8 million.

We declared regular quarterly dividends totaling $104.0 million in 2001, an increase of 34 per cent over the prior year. We increased the regular quarterly dividend rate to 10 cents per share in the second quarter (from 7.33 cents per share previously), raising our annual dividend payout per share to 37.33 cents for the full year, up from 28 cents in 2000. In 2001, the Board of Directors approved a new dividend policy, raising the goal of achieving sustainable payouts within the range of 30 to 50 per cent of cash flow from operations, excluding the impact of working capital fluctuations, discontinued operations and non-recurring items. Using this basis, the dividend payout of 37.33 cents per share in 2001 equaled 37 per cent of cash flow from operations of $1.00 per share. There have been five regular dividend increases since 1995.

Available funding: We maintain operating lines of credit of $30 million and an authorized commercial paper program of $250 million. During 2001, the Dominion Bond Rating Service (DBRS) confirmed the Company's AA (low) bond rating and the R-1 (middle) commercial paper rating. In light of its current cash position, the Company does not anticipate any need for debt funding in 2002.

Cash Flow from Operations
(millions $)



400
300
200
100
0
206
243
306
253
257
279
96
97
98
99
00
01

Expenditures on Property, Plant and Equipment, Net
(millions $)



150
100
50
0
112
129
85
78
136
81
96
97
98
99
00
01

Consolidated Statements of Earnings and Retained Earnings

Years Ended December 31 (in thousands except per share)		2001	2000
Net sales		**$ 2 191 144**	$ 2 288 913
Interest and other income		**43 270**	45 277
		2 234 414	2 334 190
Cost of goods sold and other operating charges		**1 659 284**	1 700 450
Selling, general and administrative expenses		**160 938**	149 089
Depreciation and amortization		**82 122**	72 070
Research and development expenses (Note 2)		**11 667**	12 818
		1 914 011	1 934 427
Earnings before income taxes and minority interest		**320 403**	399 763
Income taxes (Note 3)			
	Current	**92 563**	127 273
	Future	**5 903**	2 962
		98 466	130 235
Net earnings before minority interest		**221 937**	269 528
Minority interest		**(382)**	(73)
Net earnings		**$ 221 555**	$ 269 455
Basic earnings per share (Note 12)		**$ 0.80**	$ 0.97
Diluted earnings per share		**$ 0.79**	$ 0.96
Dividends declared per share		**$ 0.37**	$ 0.28
Retained earnings at beginning of year		**$ 1 439 586**	$ 1 268 998
Add:	Net earnings	**221 555**	269 455
	Adoption of new accounting standard	**–**	11 568
Less:	Dividends declared	**104 022**	77 896
	Excess of consideration paid over stated capital of common shares (Note 11)	**13 396**	32 539
Retained earnings at end of year		**$ 1 543 723**	$ 1 439 586

The accompanying Notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Assets Years Ended December 31 (in thousands)	**2001**	2000
Current Assets		
Cash and cash equivalents	**$ 790 024**	$ 710 833
Note receivable (Note 4)	**35 000**	–
Accounts receivable	**357 990**	402 552
Income taxes recoverable	**5 649**	–
Inventories:		
Finished goods and work in process	**183 680**	183 034
Raw materials and supplies	**48 397**	45 248
Prepaid expenses	**6 990**	5 770
	1 427 730	1 347 437
Property, Plant and Equipment (Note 6)	**715 083**	714 428
Future Income Taxes (Note 3)	**5 660**	3 443
Other Assets (Note 7)	**82 530**	40 595
	$ 2 231 003	$ 2 105 903
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 352 329**	$ 363 590
Income taxes	–	871
Dividends	**27 862**	20 359
	380 191	384 820
Long-Term Obligations		
Post-retirement benefits other than pension (Note 10)	**68 462**	66 540
Other	**14 189**	15 179
	82 651	81 719
Future Income Taxes (Note 3)	**78 241**	70 120
Minority Interest	**2 388**	2 045
Shareholders' Equity		
Capital stock (Note 11)	**143 809**	127 613
Retained earnings	**1 543 723**	1 439 586
	1 687 532	1 567 199
	$ 2 231 003	$ 2 105 903

Commitments and contingent liabilities are reported in Note 13

The accompanying Notes form an integral part of these consolidated financial statements.

Approved by the Board:

Wendy Dobson

Wendy K. Dobson
Chair, Audit Committee

Dave Colcleugh

Dave W. Colcleugh
Chairman, President and Chief Executive Officer

Consolidated Statements of Cash Flows

Cash Flows From (Used in) Years Ended December 31 (in thousands)	**2001**	2000
Operating Activities		
Net earnings	**$ 221 555**	$ 269 455
Non-cash items in earnings statement:		
Depreciation and amortization	**82 122**	72 070
Future income taxes	**5 903**	2 962
Minority interest	**382**	73
Net change in non-cash working capital (Note 8)	**625**	(80 065)
Pension and other post-retirement benefits	**(30 499)**	(8 697)
Other	**(1 352)**	1 300
	278 736	257 098
Investing Activities		
Property, plant and equipment, net	**(81 060)**	(136 455)
Acquisition of a company (Note 9)	**(10 578)**	156
Other	**(6 686)**	3 754
	(98 324)	(132 545)
Financing Activities		
Issue of common shares	**16 552**	9 003
Purchase of common shares	**(13 751)**	(33 473)
Dividends to shareholders	**(104 022)**	(77 896)
Reduction in long-term debt	**–**	(5 769)
	(101 221)	(108 135)
Change in cash and cash equivalents	**79 191**	16 418
Cash and cash equivalents at beginning of year	**710 833**	694 415
Cash and Cash Equivalents at End of Year	**$ 790 024**	$ 710 833

The accompanying Notes form an integral part of these consolidated financial statements.

Risks and Uncertainties

Our practice is to net U.S. dollar revenues and liabilities to determine our U.S. dollar exposure at any point in time. Over time, the imported and exported product levels denominated in U.S. dollars have created a natural hedge position. The company enters into forward contracts to manage its residual net exposure to changes in exchange rates. At December 31, 2001, there were contracts outstanding to buy US$13 million and sell US$45 million. The net unrealized gain or loss on these contracts was not significant at year-end.

DuPont Canada's environmental activities include ongoing risk assessment programs and compliance with the Responsible Care®, program sponsored by the Canadian Chemical Producers' Association. The expenses related to environmental initiatives are reflected in the financial results. On the basis of our extensive audit program, management is not aware of any significant potential liabilities; therefore no costs have been accrued for future environmental remediation activities.

The September terrorist attacks in the United States added a new dimension to our Safety and Security focus. We have taken additional steps to further protect the security of our people and facilities.

In February 2002, Global DuPont announced the realignment of its businesses into five market-and technology-focused growth platforms and the creation of a Textiles and Interiors (DTI) subsidiary. DuPont will consider a full range of options to separate DTI from the company.

DuPont Canada is in the process of determining the possible implications of these changes on the DuPont Canada business units, employees, customers, shareholders, and suppliers. While uncertainties currently exist, DuPont Canada perceives this transition as a new opportunity that will offer expanded business potential.

Responsibilities for Financial Reporting

The consolidated financial statements of DuPont Canada Inc. and its subsidiaries and all information in the annual report are the responsibility of management. Financial information contained elsewhere in the annual report is consistent with that shown in the financial statements.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgements.

Management maintains a system of internal control designed to provide reasonable assurance as to the reliability of the financial records and the safeguarding of assets. Employees are required to maintain the highest standards of personal and business integrity in their conduct of company affairs. An internal audit unit reviews and evaluates the accounting records and the related system of internal control on an ongoing basis, and reports its findings and recommendations to management and to the Audit Committee.

The Board has established an Audit Committee and appoints a majority of its members from outside directors. This committee reviews the consolidated financial statements with management and the external auditors prior to submission to the Board for approval, as well as the recommendations of the external and internal auditors for improvements in internal controls and the action of management to implement such recommendations.

PricewaterhouseCoopers LLP, Chartered Accountants, are responsible for performing an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and for expressing an opinion on the statements. Their report follows.

February 15, 2002

Dave Colcleugh

Dave W. Colcleugh
Chairman, President and
Chief Executive Officer

William F. Matthews
Vice-President and
Chief Financial Officer

Auditors' Report

To the Shareholders, DuPont Canada Inc.
We have audited the consolidated balance sheets of DuPont Canada Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Mississauga, Ontario
February 15, 2002

Note 1: Summary of Significant Accounting Policies

Basis of Consolidation

DuPont Canada Inc. is incorporated under the Canada Business Corporations Act. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of DuPont Canada Inc. and its subsidiaries (the company). All dollar figures are reported in Canadian dollars.

Revenue Recognition

The company recognizes revenue when title is transferred to the customer in accordance with the terms of the sale agreement. Accruals are made for sales returns and allowances based on the company's experience. Revenue is reduced for sales incentives at the time of recognition.

Cash Equivalents

Cash equivalents include investments with maturities of six months or less from the time of purchase and short-term loans with its major shareholder E.I. du Pont de Nemours and Company and affiliates that are receivable on demand.

Inventories

Inventories are carried at the lower of average cost and net realizable value. The cost of finished goods inventories is based on material, direct labour and other costs relating to product conversion.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Pre-production expenses related to manufacturing and interest on borrowings incurred in connection with new facilities are charged to expense as incurred.

Depreciation is provided based on the estimated useful life of assets. The straight-line method is used. Buildings are depreciated over 25 years, while equipment is depreciated over 15 years. Depreciation is not charged on new assets until they become operative.

Goodwill

Goodwill represents the excess purchase price paid, on the acquisition of a business, over the value assigned to identifiable net assets acquired and is being amortized on a straight-line basis over 15 years.

The company evaluates the carrying value of goodwill through ongoing review of expected undiscounted cash flows, to determine whether there has been a decline in value. A permanent impairment in the value of goodwill is written off against earnings in the year it is recognized.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are all monetary and are translated to Canadian dollars at exchange rates in effect at the balance sheet date or the rates established by forward exchange contracts. Revenues and expenses in foreign currencies are translated to Canadian dollars at rates which approximate the exchange rates at the dates of the transactions. Exchange gains and losses arising on these transactions are included in net earnings for the year.

Research and Development

Research costs are expensed in the period in which they are incurred. Development costs are also expensed unless they are significant and meet generally accepted criteria for deferral. Costs are reduced by government assistance in the form of investment tax credits and other funding where applicable, and reimbursements from affiliates. Government assistance related to the acquisition of property, plant and equipment used for R&D is credited against the related asset.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts. Actual amounts could differ from those estimates.

Financial Instruments

The carrying value of cash and cash equivalents, note receivable, accounts receivable, accounts payable and accrued liabilities, income taxes and dividends approximates fair value due to the relatively short-term maturities of these instruments.

The company does not have any significant concentration of credit with parties other than E.I. du Pont de Nemours and Company and affiliates.

The company enters into forward contracts to manage its exposure to changes in exchange rates related to monetary assets and liabilities and expected future transactions denominated in currencies other than the Canadian dollar. At December 31, 2001, the company had contracts outstanding to purchase US$13 000 and sell US$45 000. Unrealized gains and losses on these contracts are deferred and are included in the measurement of the related transactions when they occur.

Diluted Earnings per Share

Effective January 1, 2001, the company adopted, on a retroactive basis, the recommendations of the Canadian Institute of Chartered Accountants relating to earnings per share. Under these revised recommendations, diluted earnings per share is determined using the treasury stock method under which deemed proceeds on the exercise of options are considered to be used to re-acquire common shares at the average share price for the period. The impact of adopting the treasury stock method on diluted earnings per share is insignificant.

Income Taxes

Income taxes are accounted for using the liability method whereby future income taxes arise from differences between the book value of assets and liabilities and their respective tax bases, using enacted or substantively enacted income tax rates, expected to be in effect for the years in which the differences are expected to reverse.

Note 2: Research and Development Expenses

	2001	2000
Research and development expenses include:		
Gross expenditures on research and development	$ **45 144**	$ 42 121
Less: Reimbursements from affiliates	**25 137**	23 120
Investment tax credits	**7 177**	6 183
Other government assistance (Note 15)	**1 163**	–
	$ **11 667**	$ 12 818

Note 3: Income Taxes

	2001	2000
The company's effective income tax rate consists of:		
Combined basic Canadian federal and provincial income tax rate	**40.0%**	41.8%
Increase (decrease) in the income tax rate resulting from:		
Manufacturing and processing allowance	**(6.9)**	(7.3)
Federal income tax surcharge and large corporation tax	**1.1**	1.0
Rate reduction for future income taxes	**(2.7)**	(1.1)
Other	**(0.8)**	(1.8)
Effective income tax rate	**30.7%**	32.6%

Future income taxes are applicable to the following temporary differences:

	2001	2000
Post-retirement benefits	**$ 20 328**	$ 22 810
Profit sharing	**4 341**	5 204
Other accruals	**1 153**	1 390
Operating losses carry forward	**4 609**	2 898
Depreciable capital assets	**(87 498)**	(92 848)
Pension	**(15 046)**	(5 610)
Other	**(468)**	(521)
	$ (72 581)	$ (66 677)

Note 4: Note Receivable

The company invested in a 90-day note receivable with Banco Citibank S.A., Brazil in the amount of CDN$35 000 at 3.78% interest that matures February 7, 2002. The note is fully secured by a standby letter of credit from Citibank N.A.

Note 5: Transactions with Affiliates

In the normal course of business, the company had transactions and account balances with E.I. du Pont de Nemours and Company and its affiliates as summarized below. Trade terms with affiliates are generally 90 days. All transactions are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	2001	2000
Sales	**$ 945 198**	$ 954 653
Purchases – for consumption and resale	**904 437**	1 256 450
Interest income	**9 874**	3 983
Dividends	**79 367**	59 525
Reimbursement of R&D expenditures	**25 137**	23 120
Demand notes, included in cash equivalents	**–**	253 440
Accounts receivable	**199 895**	233 831
Accounts payable and accrued liabilities	**182 641**	220 388

Note 6: Property, Plant and Equipment

	2001	2000
Property, plant and equipment include the following:		
Equipment	**$ 1 223 993**	$ 1 174 209
Buildings	**266 166**	256 879
Construction in progress	**47 750**	39 187
Land	**7 525**	8 301
	1 545 434	1 478 576
Less: Accumulated depreciation		
– equipment	**669 809**	611 987
– buildings	**160 542**	152 161
	830 351	764 148
	$ 715 083	$ 714 428

At December 31, 2001 $57 306 (2000 – $32 348) remained unexpended on authorized capital appropriations.

Note 7: Other Assets

	2001	2000
Other assets include:		
Goodwill, net of accumulated amortization	$ 15 409	$ 14 897
Long-term investments, loans and receivables	15 827	9 198
Deferred pension (Note 10)	48 785	16 366
Other	2 509	134
	$ 82 530	$ 40 595

Note 8: Financial Information Included in the Consolidated Statements of Cash Flows

	2001	2000
Net change in non-cash working capital:		
Note receivable	$ (35 000)	$ –
Accounts receivable	45 674	(64 483)
Income taxes recoverable	(5 649)	5 833
Inventories	2 209	514
Prepaid expenses	(1 134)	4 642
Accounts payable and accrued liabilities	(12 105)	(31 075)
Income taxes	(871)	882
Dividends	7 503	3 620
Other	(2)	2
	$ 625	$ (80 065)
Income taxes paid	$ 84 815	$ 120 571

Note 9: Acquisition of a Company

Effective May 2001, the company purchased the operating assets and business of Prepac SA France, a business involved in the manufacturing of liquid packaging equipment, for total cash consideration of $10 578. The acquisition has been accounted for by the purchase method and the results of operations have been included in the consolidated statement of earnings since May 2001. This business is being operated as a subsidiary of Enhance Packaging Technologies Inc. Details of this transaction are as follows:

Current assets	$ 6 354
Property, plant and equipment	399
Patents	2 098
Goodwill	1 727
Net assets acquired	$ 10 578

Note 10: Pensions and Other Post-retirement Benefits

Pensions

The company has a defined benefit pension plan covering substantially all employees. While employees are not required to contribute under the plan, optional contributions are permitted for the purchase of certain ancillary benefits.

The cost of pension benefits related to employees' current service is determined and charged to earnings annually. This expense is computed on an actuarial basis using the projected benefit method and management's best estimates for expected plan investment performance, salary escalation and other factors. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment. The excess of the net actuarial gain (loss) over 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

The company contributes to the pension plan in accordance with regulatory requirements based on the latest actuarial valuations of the plan. The cumulative difference between amounts expensed and the company's funding contributions is included in the balance sheet in other assets.

Other Post-retirement Benefits

The company provides post-retirement benefits including medical and life insurance benefits for pensioners and survivors. These benefits are accounted for on an accrual basis. The expected costs of the employees' post-retirement benefits are expensed during the years that the employees render services and an accumulated post-retirement benefit obligation is recognized. The obligation is determined by application of the terms of the plans together with relevant actuarial assumptions.

Summarized information on the company's post-retirement plans is as follows:

	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Accrued Benefit Obligations:				
Balance, beginning of year	**$ 748 203**	$ 721 926	**$ 82 044**	$ 86 717
Current service cost	**16 797**	16 507	**886**	941
Interest cost	**52 887**	49 880	**5 811**	5 960
Benefits paid	**(52 631)**	(48 152)	**(6 165)**	(5 558)
Actuarial losses/(gains)	**1 803**	8 042	**(1 811)**	(6 016)
Plan amendments	**20 866**	–	**2 860**	–
Balance, end of year	**$ 787 925**	$ 748 203	**$ 83 625**	$ 82 044
Plan Assets:				
Fair value, beginning of year	**$ 814 059**	$ 813 190	**$ –**	$ –
Actual return on plan assets	**(38 534)**	41 331	**–**	–
Employer contributions	**30 759**	6 571	**–**	–
Employee contributions	**888**	1 119	**–**	–
Benefits paid	**(52 631)**	(48 152)	**–**	–
Fair value, end of year	**$ 754 541**	$ 814 059	**$ –**	$ –
Funded status, end of year	**$ (33 384)**	$ 65 856	**$ (83 625)**	$ (82 044)
Unamortized net transition obligation/(asset)	**(74 945)**	(80 710)	**19 982**	21 519
Unamortized prior service costs	**19 707**	–	**2 805**	–
Unamortized net actuarial gain/(loss)	**137 407**	31 220	**(7 624)**	(6 015)
Accrued benefit asset/(liability)	**$ 48 785**	$ 16 366	**$ (68 462)**	$ (66 540)

The significant assumptions adopted in measuring the company's accrued benefit obligations, as of December 31, are as follows:

	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Discount rate	**7.00%**	7.00%	**7.00%**	7.00%
Expected long-term rate of return on plan assets	**8.15%**	8.15%	**NA**	NA
Rate of compensation increase	**4.25%**	4.25%	**4.25%**	4.25%

The company's net benefit plan (income)/expense is comprised as follows:

	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Current service cost	**$ 16 797**	$ 16 507	**$ 886**	$ 941
Interest cost	**52 887**	49 880	**5 811**	5 960
Expected return on plan assets	**(65 850)**	(64 509)	**–**	–
Amortization of transitional obligation	**(5 765)**	(5 765)	**1 537**	1 537
Employee contributions	**(888)**	(1 119)	**–**	–
Amortization of prior service costs	**1 159**	–	**55**	–
Other	**–**	–	**(202)**	–
Net benefit plan (income)/expense	**$ (1 660)**	$ (5 006)	**$ 8 087**	$ 8 438

Note 11: Capital Stock

	2001		2000	
	Number of Shares	**Stated Capital**	Number of Shares	Stated Capital
Unlimited authorized Class A common				
Shares without nominal or par value				
January 1	**277 626 990**	**$ 127 613**	278 991 117	$ 119 543
Issued during the year for cash:				
– on exercise of options	**1 184 250**	**7 860**	262 800	1 239
– in respect of Performance Sharing	**518 204**	**8 692**	453 573	7 764
Shares purchased for cash and cancelled	**(712 630)**	**(356)**	(2 080 500)	(933)
December 31	**278 616 814**	**$ 143 809**	277 626 990	$ 127 613

The shares of the company were split on a three-for-one basis as of May, 2001. The number of shares shown for the year 2000 has been adjusted accordingly.

The company has one Employee Stock Option Plan that was introduced in 1984. It is administered by the Human Resources and Corporate Governance Committee of the Board. A maximum of 35 094 081 shares have been authorized for this plan.

There are currently three ways to participate in the Stock Option Plan:

1. Senior employees qualify for grants based on a percentage of salary which vary from 15 per cent to 375 per cent depending upon the position of the employee and the company's financial performance during the year. The actual number of options granted in a year is determined by multiplying the salary by the grant percentage factor and dividing by the market price of common shares. Options are generally not transferable and expire no later than 10 years from the date granted. Option grants are considered annually. The Committee takes into account previous grants, position level, individual contributions and future managerial or professional potential when determining awards.
2. Outside directors of the company may elect in advance to receive all or a part of their annual director's fee in the form of stock options. This option was first made available in 1998.
3. Employees participating in the company's variable compensation program through December 31, 2000, were able to voluntarily elect to receive their payment in the form of stock options or cash until February 2001. In 1999, employees who elected to participate in the stock option plan also qualified for a company loan in the amount of their original cash payout. At December 31, 2001, the associated loan receivable, including accrued interest, was $1 640 (2000 – $1 910).

The following table summarized the options outstanding at December 31, 2001:

	Shares	Weighted-Average Exercise Price $/Share
Outstanding, beginning of year	4 915 350	$ 10.64
Granted	952 800	16.78
Exercised	1 217 400	6.91
Outstanding, end of year	4 650 750	$ 12.87
Options exercisable at year-end	4 102 800	$ 12.35

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Years Contractual Life	Weighted-Average Exercise Price $/Share	Exercisable Shares	Weighted-Average Exercise Price $/Share
$4.49 – $6.26	771 000	2.1	$ 5.76	771 000	$ 5.76
$8.69 – $12.80	1 399 350	5.0	10.86	1 399 350	10.86
$13.58 – $16.33	926 700	7.0	15.05	926 700	15.05
$16.67 – $17.83	1 537 350	8.8	16.89	997 950	16.96
$19.15 – $22.71	16 350	8.5	19.52	7 800	19.17
	4 650 750	6.2	$ 12.87	4 102 800	$ 12.35

The company's Performance Sharing Program is an incentive plan under which participants share in both the risks and rewards of the company's financial performance. Payments under the program may be taken in cash or company shares at the participant's option. Participants who select shares receive their dividends in shares. The costs associated with this program are expensed annually.

The shares purchased for cash and cancelled were acquired pursuant to a normal course issuer bid. This allows the company to manage the dilutive effect of shares issued under the Employee Stock Option Plan and the Performance Sharing Program.

Note 12: Earnings per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period as discussed in Note 1. Diluted earnings per share is calculated to reflect the dilutive effective of the exercise of the stock options as disclosed in Note 11. The calculation of earnings per share is as follows:

	2001			2000		
	Net Earnings	**Shares**	**$/Share**	Net Earnings	Shares	$/Share
Basic earnings per share	**$ 221 555**	**278 385 377**	**0.80**	$ 269 455	278 377 124	0.97
Dilutive effect of options		**1 808 031**	**0.01**		1 554 128	0.01
Diluted earnings per share		**280 193 408**	**0.79**		279 931 252	0.96

Options to purchase 750 common shares at $22.71 (2000 – 667 650 common shares at $16.33 – $19.17) were outstanding during the year but were excluded from the calculation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.

Note 13: Commitments and Contingent Liabilities

The company's future minimum lease payments under operating leases are as follows:

Years ending December 31	
2002	$ 7 304
2003	4 063
2004	2 294
2005	1 164
2006	166
	$ 14 991

The company has no capital leases.

The company is subject to various lawsuits and claims arising out of the normal course of business. In the opinion of company counsel, any liabilities resulting from such lawsuits and claims would not materially affect the financial position or results of operations of the company.

Note 14: Industry Segment Information

The company's business units are organized by product line. These product lines have been aggregated into five principal segments. Major products by segment include: Nylon Enterprise (flooring systems, textiles, industrial fibres and nylon intermediates); Performance Coatings and Polymers (automotive finishes, engineering polymers and elastomers); Specialty Fibres (Lycra® elastane yarn, Dacron®, nonwovens and aramids); Specialty Materials (crop protection products, white pigment and mineral products, specialty chemicals, safety products and fluorochemicals) and Specialty Polymers and Films (modified polymers, photopolymers, Butacite®, Zodiaq™ Quartz Surfaces and packaging films and systems). A significant portion of the company's sales are to E.I. du Pont de Nemours and Company. Approximately 49% (2000 – 47%) of total sales relate to exports, 79% (2000 – 78%) of which are made to customers in the United States.

The accounting policies of the segments are the same as those described in Note 1 to the consolidated financial statements. Segment sales include intra-segment sales. After-tax operating income does not include charges held at corporate, principally corporate administrative expenses, financing charges and miscellaneous amounts. Total segment assets include: current assets, property, plant and equipment, and other non-current operating assets of the segment.

	Nylon Enterprise	Performance Coatings and Polymers	Specialty Fibres	Specialty Materials	Specialty Polymers and Films	Total(1)
2001						
Total Segment Sales	**$ 769 326**	**$ 501 417**	**$ 216 020**	**$ 323 799**	**$ 394 797**	**$ 2 205 359**
Intra-Segment Sales	**59**	**–**	**116**	**8 397**	**5 643**	**14 215**
Net Sales	**769 267**	**501 417**	**215 904**	**315 402**	**389 154**	**2 191 144**
After-Tax Operating Income	**65 808**	**42 620**	**22 773**	**18 447**	**23 741**	**173 389**
Provision for Income Taxes	**36 283**	**23 458**	**12 535**	**9 837**	**15 644**	**97 757**
Segment Assets	**651 586**	**155 695**	**66 870**	**128 363**	**235 532**	**1 238 046**
Expenditures on Property, Plant and Equipment, Net	**32 314**	**5 394**	**1 665**	**4 543**	**10 353**	**54 269**
Depreciation and Amortization	**44 234**	**6 628**	**3 413**	**6 390**	**12 546**	**73 211**
2000						
Total Segment Sales	$ 807 330	$ 551 279	$ 222 481	$ 355 705	$ 367 522	$ 2 304 317
Intra-Segment Sales	22	–	204	11 042	4 136	15 404
Net Sales	807 308	551 279	222 277	344 663	363 386	2 288 913
After-Tax Operating Income	95 619	62 871	21 433	14 636	30 156	224 715
Provision for Income Taxes	56 158	36 924	12 588	8 577	15 936	130 183
Segment Assets	680 204	170 079	75 366	143 292	229 092	1 298 033
Expenditures on Property, Plant and Equipment, Net	78 916	15 373	8 139	2 733	10 819	115 980
Depreciation and Amortization	38 829	6 608	2 931	6 008	8 727	63 103

(1) A reconciliation of the totals reported for the operating segments to the applicable line items on the consolidated financial statements is as follows:

	2001	2000
After-Tax Operating Income (ATOI) to Net Earnings		
Reportable segments	**$ 173 389**	$ 224 715
Net financing	**31 711**	25 340
Other corporate	**16 455**	19 400
Net earnings	**$ 221 555**	$ 269 455
Provision for Income Taxes		
Reportable segments	**$ 97 757**	$ 130 183
Corporate	**709**	52
Income taxes	**$ 98 466**	$ 130 235
Segment Assets		
Reportable segments	**$ 1 238 046**	$ 1 298 033
Cash and cash equivalents	**790 024**	710 833
Corporate	**202 933**	97 037
Total assets	**$ 2 231 003**	$ 2 105 903
Expenditures on Property, Plant and Equipment, Net		
Reportable segments	**$ 54 269**	$ 115 980
Corporate	**26 791**	20 475
Total expenditures on property, plant and equipment, net	**$ 81 060**	$ 136 455
Depreciation and Amortization		
Reportable segments	**$ 73 211**	$ 63 103
Corporate	**8 911**	8 967
Total depreciation and amortization	**$ 82 122**	$ 72 070

Note 15: Other Government Assistance

During the year, the company accrued $1 298 from the federal government under the Technology Partnerships Canada (TPC) Program, $1 163 of which was credited to income and $135 was net against property, plant and equipment. Contributions under this Program are to be used in the development of fuel cell technology. Over the next four years, a maximum of $19 040 in contributions may be received. Royalties, to a maximum of $28 500, will become payable to TPC commencing in the year in which gross revenue from the sale of fuel cell products reaches $50 000.

Note 16: Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

Corporate Directory

Board of Directors
(as of March 1, 2002)

Dave W. Colcleugh
Chairman, President and
Chief Executive Officer
Director since November, 1997

Wendy K. Dobson
Professor and Director,
Institute for International Business
Rotman School of Management
University of Toronto
Director since November, 1989

L. Yves Fortier, C.C., Q.C.
Chairman and Senior Partner
Ogilvy Renault
Director since February, 1992

J. Erik Fyrwald
Vice-President and General
Manager, Nutrition and Health
E.I. du Pont de Nemours
and Company
Director since May, 1999

Peter S. Janson
Chairman and CEO AMEC Inc.
Director since November, 2000

John P. Jessup
Vice-President, Finance
E.I. du Pont de Nemours
and Company
Director since February, 2001

Keith R. McLoughlin
Vice-President and General
Manager, Nonwovens
E.I. du Pont de Nemours
and Company
Director since December, 1999

Hon. Gordon F. Osbaldeston, P.C., C.C.
Professor Emeritus
Ivey School of Business
University of Western Ontario
Director since January, 1987

Hartley T. Richardson
President and
Chief Executive Officer
James Richardson & Sons
Limited
Director since April, 1997

Board Committees

Audit Committee
Wendy K. Dobson, Chair
L. Yves Fortier
Peter S. Janson
John P. Jessup
Hon. Gordon F. Osbaldeston
Hartley T. Richardson

This committee has overall responsibility for reviewing financial statements of the corporation, accounting principles used in financial reporting, the adequacy of internal controls and relations with external auditors.

Human Resources and Corporate Governance Committee
Hon. Gordon F. Osbaldeston, Chair
Wendy K. Dobson
L. Yves Fortier
Peter S. Janson
Keith R. McLoughlin
Hartley T. Richardson

This committee reviews and approves the compensation of executives, reviews management succession planning and compensation and benefits policy and strategy. It also assesses the performance of individual directors, proposes new nominees to the board, and develops and monitors the corporation's approach to corporate governance. The corporation's approach to corporate governance is outlined in our 2002 Management Proxy Circular. For a copy of the Proxy Circular, please contact Seymour Trachimovsky, General Counsel and Corporate Secretary. (905) 821-5444

Business Council Members
(as of March 1, 2002)

Dave W. Colcleugh*
Chairman, President and
Chief Executive Officer

James R. Barton*
Chief Operating Officer

David K. Findlay*
Vice-President,
Infrastructure

Art Heeney*
Vice-President,
Human Resources

William F. Matthews*
Vice-President and
Chief Financial Officer

Michael J. Oxley*
Treasurer and Director, Finance

Ash Sahi*
Vice-President, President and
Chief Executive Officer,
Enhance Packaging
Technologies Inc.

Seymour B. Trachimovsky*
General Counsel and
Corporate Secretary

Ronald A. Zelonka*
Vice-President,
Technology and Innovation

A.F. (Sandy) Cameron
Business Director,
Lycra®, Nylon Apparel, Dacron®,
and Nylon Industrial Specialties

Philip J. Duggan
Business Director,
Entrepreneurial Growth
and Specialty Polymers

R. F. (Rob) Eadie
Business Director,
White Pigment and Marketing

John R. Elder
Business Director,
Aramids, Nonwovens
and Brookdale

James R. Hay
Business Director,
Engineering Polymers

Richard Hill
Business Director,
Nylon Intermediates,
Specialty Products and Nylon
Polymer

Maryann G. Holloway
Chief Information Officer and
Director,
Information Technology

Jennifer Hooper
Director,
Safety, Health, Security and
Environment

Josée Lachance
Director,
Global Services Business

John L. McEwan
Business Director,
Flooring Systems

Jim O'Connor
Regional Manager P&IP
– Sarnia Site Manager

Gloria L. Pennycook
Business Director,
Fluoroproducts, Chemical
Solutions Enterprise and
E-Business

William J. Smith
Business Director,
Performance Coatings

Glen Wood
Director,
Operations and Engineering
Zodiaq™

Sharon A. Zadorozny
Business Director,
Agricultural Products

* Corporate Officers

Shareholder Information

Stock Listings
Common Stock (DUP.A)
Valuation Day value $0.5625*
The Toronto Stock Exchange
*Restated to reflect 2-for-1 stock splits in 1984 and 1987, and 3-for-1 stock splits in 1994 and 2001.

Auditors
PricewaterhouseCoopers LLP
Mississauga Executive Centre
Suite 1100
1 Robert Speck Parkway
Mississauga, Ontario
L4Z 3M3

Annual General Meeting
Friday May 3rd, 2002

Scheduled 2002 Financial Reporting Dates
April 25, July 25, October 24

Anticipated 2002 Dividend Payment Dates
April 30, July 31, October 31

Shareholder Information
Seymour Trachimovsky
Corporate Secretary
Tel: (905) 821-5444
Fax: (905) 821-5651

Investor Information
Michael Oxley
Treasurer and Director, Finance
Tel: (905) 821-5320

Public Information
Bette Bodanis
Corporate Communications
Tel: (905) 821-5679
Fax: (905) 821-5653

Correspondence
Investor Relations
DuPont Canada Inc.
Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3

Nous serons heureux de vous envoyer, sur demande, l'édition française de ce rapport.
Téléphone : (905) 821-5623
Télécopie : (905) 821-5000

Stock Transfer Agent and Registrar
Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates and dividend payments should be directed, as appropriate to:
Computershare Trust Company of Canada
100 University Avenue
11th Floor
Toronto, Ontario
M5J 2Y1
Tel: (416) 981-9633/
1-800-663-9097
Fax: (416) 981-9507
For ongoing, up-to-date information on DuPont Canada results, please see our Web site at www.dupont.ca

Common Stock Trading Ranges
(dollars per share)


30
20
10
0
96 97 98 99 00 01

High
11.65 12.00 15.83 20.00 20.67 27.50
Low
7.96 9.67 10.50 13.33 11.67 14.67
Close
10.65 11.68 14.33 19.78 16.97 26.35
Book value, year end
3.93 3.50 4.34 4.98 5.64 6.06

Common Stock Dividend Declarations
(cents per share)


40
30
20
10
0
17.33
18.33
21.33
23.33
28.00
37.33
96 97 98 99 00 01

4th quarter
4.33 5.33 5.33 6.00 7.33 10.00
3rd quarter
4.33 5.33 5.33 6.00 7.33 10.00
2nd quarter
4.33 5.33 5.33 6.00 7.33 10.00
1st quarter
4.33 5.33 5.33 6.00 6.00 7.33

Dup. A. Stock Price vs. TSE 300 Price Index
(levels set to 100 on December 31, 1996)


300
200
100
0
100
110
135
186
159
251
96 97 98 99 00 01

Dup. A
100 110 135 186 159 251
TSE 300 Price Index
100 113 109 142 151 130

The DuPont Oval, Adi-Pure®, Antron®, Antron Lumena®, Bynel®, Butacite®, Clysar®, Crastin®, Cyrel®, Centari®, Chromapremier®, Chromalusion®, Comforel®, Coolmax®, Cordura®, Corian®, Dacron®, Delrin®, Dytek®, Elvax®, Formacel®, Harmony®, Hytrel®, Hollofil®, Imron®, Kapton®, Krytox®, Kevlar®, Lycra®, Micromattique®, Muster Gold®, Minlon®, Nomex®, Nucrel®, Quallofil®, Refine Extra®, Rynite®, Suva®, Stainmaster®, Tactel®, Teflon®, Thermolite®, Tyvek®, Tyvek Homewrap®, Surlyn®, Surlyn Reflections®, Thermastat®, Tedlar®, Terathane®, Tefzel®, Ti-Pure®, Ultimax®, Zenite®, Zonyl®, Zytel® are registered trademarks of E.I. du Pont de Nemours and Company, DuPont Canada Inc. is a licensee.
Coolmax Alta™, Harmony Total™, The Miracles of Science™, Zodiaq™ and Vamac™ are trademarks of E.I. du Pont de Nemours and Company, DuPont Canada Inc. is a licensee.
Chromabase®, Chromaclear®, ChromaOne®, Dulux®, Fusabond® are registered trademarks of DuPont Canada Inc.
Kaladex®, Melinex®, Mylar® are registered trademarks of DuPont Teijin Films.
Dartek™, Enhance™, Mini-Sip™, Vexar™ are trademarks of Enhance Packaging Technologies Inc.
Engage®, Hypalon®, Nordel® IP and Viton® are registered trademarks of DuPont Dow Elastomers.
Tyrin® is a registered trademark of the Dow Chemical Company.
Sclairfilm® is a registered trademark of Nova Chemicals Corporation. Used under license.
Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association.
Standox® is a registered trademark of Standox GmbH.
Spies-Hecker® is a registered trademark of Herberts GmbH.
Bax® and RiboPrinter® are registered trademarks of Qualicon Inc.
Evac-U8® is a registered trademark of Brookdale International Systems Inc.
True Choice℠ is a service mark licensed to Pioneer Hi-Bred Limited.
VIP FarmCare℠ is a service mark of DuPont Canada Inc.

Design: Craib Design & Communications, www.craib.com Principal Photography: Brian Pieters Printing: Mann Graphics

We welcome your thoughts on our annual report. You can reach us through the "Contact us" button on our Web site at www.dupont.ca. Ongoing, up-to-date information on DuPont Canada results is also available on the Web site.

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